As filed with the Securities and Exchange Commission on November 19, 2003

Registration No. 333-110175

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Donegal Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	23-02424711

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1195 River Road
Marietta, Pennsylvania 17547
717-426-1931

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Donald H. Nikolaus
President and Chief Executive Officer
Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
717-426-1931

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Frederick W. Dreher, Esq. Emily S. Bonn, Esq. Duane Morris LLP 4200 One Liberty Place Philadelphia, PA 19103-7396 215-979-1234	Frank M. Conner, III, Esq. Randolph A. Moore, III, Esq. Alston & Bird LLP 601 Pennsylvania Avenue, N.W. Washington, D.C. 20004 202-756-3303

     Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof pursuant to Item 11(a)(1) of this Form, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

PART II           Information Not Required in Prospectus

Item 14.           Other Expenses Of Issuance And Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Class A common stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

Commission registration fee	$5,311.37
NASD filing fee	7,400.00
Printing and engraving costs	150,000.00
Legal fees and expenses	175,000.00
Accounting fees and expenses	75,000.00
Blue sky filing fees and expenses	5,000.00
Transfer agent and registrar fees and expenses	5,000.00

Miscellaneous expenses	$422,711.37

Item 16.           Exhibits.

     The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit

1	Form of Underwriting Agreement

5	Opinion of Duane Morris LLP

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marietta, Commonwealth of Pennsylvania, on November 19, 2003.

DONEGAL GROUP INC

By:	/s/ Donald H. Nikolaus

Donald H. Nikolaus, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Donald H. Nikolaus Donald H. Nikolaus	President, Chief Executive Officer and Director (principal executive officer)	November 19, 2003

/s/ Ralph G. Spontak Ralph G. Spontak	Senior Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)	November 19, 2003

* Robert S. Bolinger	Director	November 19, 2003

* Patricia A. Gilmartin	Director	November 19, 2003

* Philip H. Glatfelter	Director	November 19, 2003

* John J. Lyons	Director	November 19, 2003

* R. Richard Sherbahn	Director	November 19, 2003

By: /s/ Ralph G. Spontak

Ralph G. Spontak, as attorney-in-fact

*Signed pursuant to power of attorney

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